Exhibit 99.3

EXECUTION VERSION

VOTING AGREEMENT

VOTING AGREEMENT, dated as of July 14, 2015 (this “Agreement”), by and among HNA Capital Group Co., Ltd., a company organized and existing under the laws of the People’s Republic of China having its registered address at 29 Haixiu Road, Haikou, Hainan Province, The People’s Republic of China (“HNA”), Tianjin Yanshan Equity Investment Fund Co., Ltd., a company organized and existing under the laws of the People’s Republic of China having its registered address at Room 818-A, Huaying Plaza, Central Avenue, Airport Economic Zone, Tianjin, The People’s Republic of China (“Tianjin” and together, the “Shareholders”) and Avolon Holdings Limited, a Cayman Islands exempted company having its principal place of business at The Oval, Building 1, Shelbourne Road, Ballsbridge, Dublin 4, Ireland (the “Company”). Capitalized terms used herein but not defined herein shall have the meanings given to them in the Tender Agreement (as defined below).

RECITALS

WHEREAS, concurrently herewith, Global Aviation Leasing Co., Ltd., a Cayman Islands exempted Company (“Offeror”), Bohai Leasing Co., Ltd., a company limited by shares established and existing under the laws of the People’s Republic of China (“PRC”) which is listed on the Shenzhen Stock Exchange with the stock code of 000415 (“Parent”), and the Company have entered into an Investment and Tender Offer Agreement (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Tender Agreement”), pursuant to which, among other things, Offeror agrees to commence a tender offer to purchase 20% of the issued and outstanding Company Common Shares as of immediately prior to the Expiration Time on the terms and subject to the conditions set forth in the Tender Agreement (the “Offer”).

WHEREAS, each of the Shareholders, as of the date hereof, holds or beneficially owns and holds all voting rights associated with, the applicable Existing Shares (as defined below) as indicated on Schedule A hereto.

WHEREAS, as a condition to the willingness of, and material inducement to, the Company to enter into the Tender Agreement and to consummate the transactions contemplated thereby, including the Offer, the Shareholders have agreed to enter into this Agreement, pursuant to which it agrees to, among other things, vote or cause to be voted all of the Securities (as hereinafter defined) such Shareholder holds or beneficially owns in accordance with the terms of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Certain Definitions. For purposes of this Agreement:

(a) “Existing Shares” means, with respect to each Shareholder, the Parent Shares as set forth opposite such Shareholder’s name on Schedule A hereto. In the event of a stock dividend or distribution, or any change in the Parent Shares by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term “Existing Shares” will be deemed to refer to and include all such stock dividends and distributions and any shares into which or for which any or all of the Existing Shares may be changed or exchanged as well as the Existing Shares that remain.

(b) “Parent Shares” means the ordinary shares of Parent.

(c) “Securities” means, with respect to each Shareholder, the Existing Shares together with any other Parent Shares and other voting securities of the Company, if any, of which the Shareholder becomes the holder and/or acquires beneficial ownership after the date hereof and prior to the termination of this Agreement whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares or the like, gift, bequest, inheritance or as a successor in interest in any capacity or otherwise.

Section 2. Representations and Warranties of Shareholders. Each Shareholder hereby represents and warrants to the Company as follows:

(a) Ownership of Parent Shares. Such Shareholder holds or beneficially owns (and will hold or beneficially own as of the date of the Shareholder Meeting, unless any Existing Shares are Transferred pursuant to Section 6(a) hereof), the Existing Shares set forth opposite such Shareholder’s name on Schedule A. Such Shareholder has and, unless any Existing Shares are Transferred pursuant to Section 6(a) hereof, will have at all times through the termination of this Agreement sole voting power, sole power of disposition, sole power to demand, and sole power to issue instructions with respect to the matters set forth in Section 7 hereof, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to the Existing Shares set forth opposite such Shareholder’s name on Schedule A and any other Securities, with no limitations, qualifications or restrictions on such power, subject to applicable securities Laws and the terms of this Agreement. None of the Existing Shares of such Shareholder is the subject of any commitment, undertaking or agreement, contingent or otherwise, the terms of which relate to or could give rise to the Transfer of any Existing Shares or would affect in any way the ability of such Shareholder to perform its obligations as set out in this Agreement. Such Shareholder has not appointed or granted any proxy that would materially impair the ability of such Shareholder to perform its obligations under this Agreement.

(b) Authority. Such Shareholder has the requisite power to agree to all of the matters set forth in this Agreement. Such Shareholder has the full authority to vote all the Securities it holds or beneficially owns, with no limitations, qualifications or restrictions on such power, subject to applicable securities Laws and the terms of this Agreement.

(c) Power; Binding Agreement. Such Shareholder has the legal capacity and authority to enter into this Agreement and to perform all of its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by such Shareholder and constitutes a valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

(d) No Conflicts. None of the execution and delivery of this Agreement by such Shareholder, the consummation by such Shareholder of any of the transactions contemplated hereby or compliance by such Shareholder with any of the provisions hereof (i) conflicts with or results in any breach of any organizational documents of such Shareholder, (ii) violates any Law applicable to such Shareholder or any of such Shareholder’s properties or assets, (iii) results in or constitutes (with or without notice or lapse of time or both) any breach of or default under, or result in the creation of any lien or encumbrance or restriction on, such Shareholder or any of the Securities of such Shareholder, including pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Shareholder is a party or by which any of the Securities held by such Shareholder is bound or (iv) except for the requirements of applicable securities Laws and the rules and regulations of the Shenzhen Stock Exchange, requires any filing with, or permit, authorization, consent or approval of, any Governmental Entity, except in the case of clauses (ii) and (iii) where any such item would not, individually or in the aggregate, materially impair the ability of such Shareholder to perform its obligations under this Agreement. There is no beneficiary, trustee or holder of a voting trust certificate or other interest in such Shareholder whose consent is required for the execution and delivery of this Agreement or the performance by such Shareholder of its obligations hereunder that has not been obtained.

(e) No Litigation. There is no action, suit, investigation, complaint or other proceeding pending or, to the knowledge of such Shareholder, threatened against or affecting such Shareholder or the Securities of such Shareholder at Law or in equity before or by any Governmental Entity or any other person that would reasonably be expected to materially impair the ability of such Shareholder to perform its obligations under this Agreement on a timely basis.

(f) Opportunity to Review; Reliance. Such Shareholder has had the opportunity to review the Tender Agreement and this Agreement with counsel of its own choosing. Such Shareholder understands and acknowledges that the Company is entering into the Tender Agreement in reliance upon the execution, delivery and performance of this Agreement and such Shareholder’s representations, warranties and covenants hereunder.

Section 3. Representations and Warranties of the Company. The Company hereby represents and warrants to each Shareholder as follows:

(a) Power; Binding Agreement. The Company has the corporate power and authority to enter into and perform all of its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

(b) No Conflicts. None of the execution and delivery of this Agreement by the Company, the consummation by the Company of any of the transactions contemplated hereby or compliance by the Company with any of the provisions hereof (i) conflicts with, or results in any breach of, any provision of the memorandum and articles of association of the Company, (ii) violates any Law applicable to the Company, any of its Subsidiaries or any of their respective properties or assets or (iii) except for the requirements of the Exchange Act, requires any filing with, or permit, authorization, consent or approval of, any Governmental Entity, except in the case of clauses (ii) and (iii) where such violations or failures to make or obtain any filing with, or permit, authorization, consent or approval of, any Governmental Entity would not, individually or in the aggregate, materially impair the ability of the Company to perform this Agreement.

Section 4. Disclosure. The Company will consult with and provide each Shareholder the opportunity to review and comment on any press release or other public statement or comment prior to the issuance of such press release or any other public statement or comment relating to this Agreement or the Offer that includes (i) the identity of such Shareholder, (ii) the nature of such Shareholder’s commitments, arrangements or undertakings under this Agreement or (iii) any other information regarding such Shareholder, and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required to be disclosed by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or as may be requested by a Governmental Entity; provided, that to the extent the Company is required to make such a press release or other public statement or comment pursuant to applicable Law or pursuant to a listing agreement with a national securities exchange or request by a Governmental Entity, then the Company shall provide such Shareholder with prompt notice of such requirement.

Section 5. Additional Securities. Each Shareholder hereby agrees that, during the period commencing on the date hereof and continuing until this Agreement is terminated in accordance with its terms, such Shareholder shall promptly (and in any event within two (2) Business Days) notify the Company of the number of any additional Securities that are acquired or that come to be beneficially owned by any Shareholder after the date hereof.

Section 6. Transfer and Other Restrictions. Prior to the termination of this Agreement, each Shareholder hereby irrevocably and unconditionally agrees not to:

(a) offer for sale, sell, transfer, tender, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, assignment or other disposition of (collectively, “Transfer”), any or all of the Securities such Shareholder holds or beneficially owns or has any interest therein, (i) except as provided in Section 7 hereof or, (ii) unless each Person to which any of such Securities is or may be Transferred, shall have: (A) executed a counterpart of this Agreement and (B) agreed in writing to hold such Securities (or interest in such Securities) subject to all of the terms and provisions of this Agreement;

(b) grant any proxy or power of attorney with respect to any of the Securities such Shareholder holds or beneficially owns, or deposit any of the Securities such Shareholder holds or beneficially owns into a voting trust or enter into a voting agreement or arrangement with respect to any such Securities, in each case except as provided in this Agreement; or

(c) take any other action that would prevent or materially impair such Shareholder from performing any of its obligations under this Agreement or that would make any representation or warranty of such Shareholder hereunder untrue or incorrect or have the effect of preventing or materially impairing the performance by such Shareholder of any of its obligations under this Agreement.

(d) For the avoidance of doubt, notwithstanding any other provision of this Agreement to the contrary, the restrictions set forth in this Section 6(a), (b) and (c) shall not apply to any Transfer of any Securities in accordance with any share pledge agreements in respect of any such Securities entered into by either Shareholder prior to the date of this Agreement, provided that no such share pledge agreement shall have a materially adverse impact on the ability of such shareholder to perform its obligations hereunder.

Section 7. Voting of the Shares. Such shareholder hereby irrevocably and unconditionally agrees to, during the period commencing on the date hereof and continuing until termination of this Agreement in accordance with its terms, at the Shareholder Meeting and any other meeting of the shareholders of Parent called to seek approval of the Tender Agreement and the transactions contemplated by the Tender Agreement, including the Offer, however called, including any adjournment or postponement thereof, appear at such meeting or otherwise cause the Securities to be counted as present thereat for purposes of establishing a quorum and vote (or cause to be voted) the Securities, in favor of the approval of the Tender Agreement and the transactions contemplated by the Tender Agreement, including the Offer.

Section 8. Termination. This Agreement shall terminate on the earliest to occur of: (a) termination of the Tender Agreement in accordance with its terms, (b) the Offer Closing and (c) the mutual written agreement of the Company and each Shareholder; provided, that the provisions set forth in Section 4 and Section 9 shall survive the termination of this Agreement.

Section 9. Miscellaneous.

(a) Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes all other prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof.

(b) Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, each party and its respective heirs, beneficiaries, executors, representatives, successors and permitted assigns.

(c) Effectiveness; Amendment; Modification and Waiver. This Agreement shall become effective upon its execution by the parties hereto. This Agreement may not be amended, altered, supplemented or otherwise modified or terminated except upon the execution and delivery of a written agreement executed by the Company and each Shareholder.

(d) Interpretation. When a reference is made in this Agreement to sections or subsections, such reference shall be to a section or subsection of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including any schedules and exhibits hereto, and not to any particular provision of this Agreement. Any pronoun shall include the corresponding masculine, feminine and neuter forms. References to “party” or “parties” in this Agreement means the Company and the Shareholders.

(e) Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first–class postage prepaid), addressed as follows:

To Shareholders:

c/o HNA Group

HNA Plaza, 20/F

26 Xiaoyun Road

Chaoyang District, Beijing

The People’s Republic of China 100125

Facsimile:	86-10-5978-2368
Attention:	Corporate Secretary

with a copy to:

Sidley Austin LLP

One South Dearborn

Chicago, IL 60603

Facsimile:	(312) 853-7036
Attention:	Pran Jha and Ted G. Kamman

To the Company:

Avolon Holdings Limited

The Oval, Building 1

Shelbourne Road

Ballsbridge, Dublin 4

Ireland

Facsimile: +353 (1) 231 5889

Attention:	Ed Riley

with a copy to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10753

Facsimile:	(212) 310-8007
Attention:	Douglas P. Warner, Esq.

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

(f) Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision

(g) Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached. It is accordingly agreed that each party shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the federal courts of the United States of America located in the City of New York, this being in addition to any other remedy to which such party is entitled at Law or in equity. Each party hereby waives (i) any defense in any action for specific performance that a remedy at Law would be adequate, and (ii) any requirement under any Law to post security as a prerequisite to obtaining equitable relief to which they are entitled at law or in equity, without the requirement to post bond or other security.

(h) No Survival. None of the representations, warranties, covenants and agreements made in this Agreement shall survive the termination of this Agreement in accordance with its terms, except for the agreements in Section 4 and this Section 9.

(i) No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as specifically set forth in this Agreement.

(j) Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be interpreted, construed and governed by and in in accordance with, the Laws of the State of New York, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of laws principles thereof.

(k) Arbitration. The Parties hereby irrevocably agree that, except with respect to disputes which seek specific performance or other equitable relief (any such dispute, a “Non-Arbitration Matter”), with respect to any legal action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, the parties shall meet and confer to try to resolve such dispute. If the parties are unable to resolve such dispute within ten (10) Business Days, then the parties hereby irrevocably consent and agree that such dispute shall be fully and finally resolved by binding arbitration in accordance with the rules and practices of the American Arbitration Association (“AAA”) from time to time in force and effect. Such arbitration shall be administered by the AAA under its commercial arbitration rules and the parties agree to venue in New York, New York. Any determination made during such arbitration shall be final and binding on each party and their affiliates, successors and assigns, and judgment thereon may be entered in any court of competent jurisdiction. One (1) arbitrator shall be used unless the damages alleged or the amounts in controversy alleged are in excess of $1,000,000 in which case three (3) arbitrators shall be used. The arbitrator(s) shall have continuing jurisdiction to implement its or their decision. Each party shall initially be responsible for its own costs and attorney’s fees, and shall share the fees and expenses of the arbitrator(s) equally; provided, however, that the arbitrator(s) may award such portion of the expenses of the arbitration, costs and reasonable attorney’s fees to the substantially prevailing party as they may deem just and equitable. With respect to any Non-Arbitration Matter, each Party hereby irrevocably agrees (i) that it irrevocably submits to the exclusive jurisdiction of, and that the exclusive jurisdiction is hereby vested in, the United States District Court for the Southern District of New York (and the appellate courts thereof) (in the event that such court does not have subject matter jurisdiction over such action or proceeding, the Supreme Court of the State of New York, County of New York) (the “Chosen Courts”), (ii) that all claims in respect of any such Non-Arbitration Matter, and any claims for injunctive relief pursuant to Section 12(k), shall be heard and determined exclusively in the Chosen Courts, (iii) that it irrevocably waives, to the fullest extent permitted by applicable Law, any objection which such

Party may now or hereafter have to the laying of venue of any such dispute brought in such above-described courts or any defense of inconvenient forum for the maintenance of such dispute, (iv) that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind, whether in contract or in tort or otherwise, in respect of any Non-Arbitration Matter in any forum other than the Chosen Courts, and (v) that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(l) Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY A JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS IT CONTEMPLATES. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF AN ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9(L).

(m) Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

(n) Counterparts. This Agreement may be executed in two or more counterparts, and by facsimile or .pdf format, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

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IN WITNESS WHEREOF, the parties hereto have signed or have caused this Agreement to be signed by their respective officers or other authorized persons thereunto duly authorized as of the date first written above.

HNA Capital Group Co., Ltd.

/s/ Jin Chuan

Name:	Jin Chuan

Title:	Attorney-in-Fact

[SIGNATURE PAGE TO VOTING AGREEMENT]

Avolon Holdings Limited

/s/ Domhnal Slattery

Name:	Domhnal Slattery

Title:	Director

[SIGNATURE PAGE TO VOTING AGREEMENT]

Tianjin Yanshan Equity Investment Fund Co., Ltd.

/s/ Jin Chuan

Name:	Jin Chuan

Title:	Attorney-in-Fact

[SIGNATURE PAGE TO VOTING AGREEMENT]

Schedule A

Shareholder Name	Registered Address	Existing Shares

HNA Capital Group Co., Ltd.	29 Haixiu Road, Haikou, Hainan Province, The People’s Republic of China	44.32% of all issued and outstanding Parent Shares

Tianjin Yanshan Equity Investment Fund Co., Ltd.	Room 818-A, Huaying Plaza, Central Avenue, Airport Economic Zone, Tianjin, The People’s Republic of China	8.72% of all of the issued and outstanding Parent Shares